UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 5, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Forum Merger Corporation

File No. 333-221848 - CF#35853

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Forum Merger Corporation submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-4 registration statement filed on January 12, 2018.

Based on representations by Forum Merger Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.30	through July 3, 2018
Exhibit 10.31	through July 3, 2018
Exhibit 10.32	through July 3, 2018
Exhibit 10.33	through July 3, 2018
Exhibit 10.34	through July 3, 2018
Exhibit 10.35	through June 20, 2018
Exhibit 10.36	through June 20, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary